UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of report: October 28, 2019

Commission File Number: 001-38844

GENFIT S.A.

(Translation of registrant’s name into English)

Parc Eurasanté

885, avenue Eugène Avinée

59120 Loos, France

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F        ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Explanatory Note

General Meeting

Genfit S.A. (the “Company”) will hold a Combined Shareholders’ Meeting (the “Meeting”) on November 27, 2019 beginning at 2:30 p.m. CET at Genfit’s headquarters, located at Parc Eurasanté, 885 Avenue Eugène Avinée, 59120, Loos, France.

The original meeting notice, including the agenda, contained two errors, which have been corrected in the following documents, which are attached as exhibits hereto and incorporated by reference herein.

EXHIBIT LIST

Exhibit	Description

99.1	Amended Notice of Shareholders’ Meeting, dated October 23, 2019

99.2	Amended Notice of Shareholders’ Meeting, dated October 25, 2019

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GENFIT S.A.

Date: October 28, 2019	By:	/s/ Pascal PRIGENT
Name: Pascal PRIGENT
Title: Chief Executive Officer